321 Railroad Avenue
Greenwich, CT 06830
Telephone: (203) 863-8200

June 16, 2020

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Urstadt Biddle Properties Inc.
Registration Statement on Form S-3
Filed: June 8, 2020
File No. 333-239021

Dear Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Urstadt Biddle Properties Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-239021) to 5:00 p.m., Eastern time, on Thursday, June 18, 2020, or as soon thereafter as is practicable.

Very truly yours,

Urstadt Biddle Properties Inc.

By:	/s/ Miyun Sung
Miyun Sung
Senior Vice President & Chief Legal Officer

cc:	Carol B. Stubblefield, Esq.
Baker & McKenzie LLP